UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
June 11, 2010
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1 PRESS RELEASE OF STERLITE INDUSTRIES (INDIA) LIMITED DATED JUNE 11, 2010.

This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 as amended by Post Effective Amendment No. 1 (File No. 333-160580) of Sterlite Industries (India) Limited (the “Company”).
Other Events
On June 11, 2010, the Company issued a press release to announce that its 35th Annual General Meeting of shareholders (“AGM”) was held earlier that day. At the AGM, the shareholders of the Company approved and adopted each of the previously announced resolutions contained in the Company’s Notice of the 35th Annual General Meeting, including, but not limited to, the following:
•	a cash dividend of Rs. 3.75 per equity share of par value Rs. 2 each (the “Rs. 2 Shares”) payable on June 16, 2010 to shareholders of record as of May 20, 2010;

•	a split of each of the Rs. 2 Shares into two equity shares of par value Re. 1 each (the “Re. 1 Shares”), and

•	a bonus issue of Re. 1 Shares in the ratio of 1:1 on the Re. 1 Shares.
The register of members and share transfer books of the Company was closed on May 21, 2010 for the purpose of determining the shareholders of the Company entitled for payment of the Company’s dividend.
The record date (the “Record Date”) and effective date were set at June 22, 2010 and June 25, 2010, respectively, for both the stock split and bonus issue. As a result of the combined effect of the stock split and bonus issue, on June 25, 2010 each Rs. 2 Share held by a shareholder on the Record Date will automatically convert into four Re. 1 Shares.
The Company’s American Depositary Shares (“ADSs”), each representing one Rs. 2 Share, are listed and trade on the New York Stock Exchange (“NYSE”) under the symbol “SLT.” In order to give effect to the stock split and bonus issue, the Company expects to change the ADS-to-equity share ratio from one ADS representing one Rs. 2 Share to one ADS representing four Re. 1 Shares effective as of June 25, 2010.
A copy of the press release dated June 11, 2010 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits

99.1	Press release of Sterlite Industries (India) Limited dated June 11, 2010.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: June 11, 2010
STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ Vinod Bhandawat
	Name:	Vinod Bhandawat
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated June 11, 2010.